Exhibit (12)
S&P Global Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three months ended March 31,		Years ended December 31,
	2018		2017		2016		2015		2014		2013
Earnings:
Income from continuing operations before taxes on income	$681		$2,461		$3,188		$1,815		$54		$1,299
Fixed charges	52		211		243		162		118		124
Total earnings	$733		$2,672		$3,431		$1,977		$172		$1,423
Fixed charges:
Interest expense	$37		$147		$179		$101		$58		$62
Portion of rental payments deemed to be interest	14		59		59		59		59		61
Amortization of debt issuance costs and discount	1		5		5		2		1		1
Total fixed charges	$52		$211		$243		$162		$118		$124
Ratio of earnings to fixed charges:	14.1	x	12.7	x	14.1	x	12.2	x	1.5	x	11.5	x